UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ad.Venture Partners, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00516Q109
(CUSIP Number)

Howard S. Balter
Ilan M. Slasky
c/o Cooley Godward Kronish LLP
The Grace Building
1114 Avenue of the Americas
New York, NY 10036
(212) 682-5357

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00516Q109

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Howard S. Balter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,566,209[1] *
	8.	Shared Voting Power 300,000[2]
	9.	Sole Dispositive Power 1,566,209[1]
	10.	Shared Dispositive Power 300,000[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,866,209[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 16.6%[3]
14.	Type of Reporting Person (See Instructions) IN

___________________________________
1 Excludes 2,529,602 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if (a) the Arrangement (described in Item 4 of this report) is consummated and (b) there is an effective registration statement covering issuance of the shares.

2 Represents 300,000 shares held by H. Balter 2007 Associates, LLC, of which Mr. Balter is sole non-managing member.

3 Percentage is calculated under applicable SEC regulations based on 11,249,997 shares of common stock outstanding as reported in Issuer’s Registration Statement on Form S-4/A filed on August 9, 2007.

* Includes 200,000 shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II. Mr. Balter disclaims beneficial ownership of the shares held by The Howard S. Balter 2007 Grantor Retained Annuity Trust II except to the extent of his pecuniary interest therein.

CUSIP No. 00516Q109

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Ilan M. Slasky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,353,984[4] *
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,353,984[4]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,353,984[4]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.04%[5]
14.	Type of Reporting Person (See Instructions) IN

___________________________________
4 Excludes 1,264,798 shares of common stock issuable upon the exercise of warrants that may become exercisable within 60 days from the date of this filing if (a) the Arrangement (described in Item 4 of this report) is consummated and (b) there is an effective registration statement covering the issuance of the shares.

5 Percentage is calculated under applicable SEC regulations based on 11,249,997 shares of common stock outstanding as reported in Issuer’s Registration Statement on Form S-4/A filed on August 9, 2007.

* Includes 300,000 shares held by the Ilan Slasky 2007 Grantor Retained Annuity Trust. Mr. Slasky disclaims beneficial ownership of the shares held by the Ilan Slasky 2007 Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

Item 1. Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Ad.Venture Partners, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is c/o Cooley Godward Kronish LLP, The Grace Building, 1114 Avenue of the Americas, New York, NY 10036.

Item 2. Identity and Background

This Statement is being filed by Howard S. Balter and Ilan M. Slasky. Mr. Balter serves as Chairman and Chief Executive Officer of the Issuer, and Mr. Slasky serves as President and Secretary of the Issuer and is a member of the Board of Directors of the Issuer. The business address for Messrs. Balter and Slasky is c/o Cooley Godward Kronish LLP, The Grace Building, 1114 Avenue of the Americas, New York, NY 10036.

During the past five years neither Mr. Balter nor Mr. Slasky have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years neither Mr. Balter nor Mr. Slasky have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Messrs. Balter and Slasky are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On April 12, 2005, in connection with the Issuer’s formation, Messrs. Balter and Slasky each purchased 1,687,500 shares of Common Stock using personal funds. On August 5, 2005, the Issuer effected a five-for-six reverse stock split and on August 24, 2005, the Issuer effected an 18-for-25 reverse stock split, resulting in ownership by each of Messrs. Balter and Slasky following the reverse stock splits of 1,012,500 shares of Common Stock, or an aggregate of 2,025,000. On August 7, 2007, Mr. Balter transferred 300,000 shares of Common Stock to the H. Balter 2007 Associates, LLC (the “Balter LLC”) and 200,000 shares of Common Stock to The Howard S. Balter 2007 Grantor Retained Annuity Trust II (the “Balter GRAT”) and Mr. Slasky transferred 300,000 shares of Common Stock to the Ilan Slasky 2007 Grantor Retained Annuity Trust (the “Slasky GRAT”).

On August 8, 2007, Mr. Balter purchased an additional 853,709 shares of Common Stock at a per-share price of $5.86 using personal funds, and Mr. Slasky purchased an additional 341,484 shares of Common Stock at a per-share price of $5.86 using personal funds.

Item 4. Purpose of Transaction

Messrs. Balter and Slasky each acquired their shares of Common Stock for investment purposes. Messrs. Balter and Slasky may, from time to time, depending upon market conditions and other factors deemed relevant, acquire additional shares of Common Stock. Messrs. Balter and Slasky reserve the right to, and may in the future choose to, change their purpose with respect to their respective investments and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which they now own or may hereafter acquire.  However, the purchases made by Messrs. Balter and Slasky on August 8, 2007 were made with the intent of voting such shares in favor of the arrangement proposal and the other proposals described below.

On March 13, 2007, the Issuer and its indirect wholly owned subsidiary, 6732097 Canada Inc., a corporation incorporated under the laws of Canada (the “Canadian Subsidiary”) and 180 Connect Inc., a corporation incorporated under the laws of Canada (“180 Connect”) entered into an Arrangement Agreement, amended by amendment no. 1 thereto dated July 2, 2007 and further amended by amendment no. 2 thereto effective August 6, 2007 (the “Arrangement Agreement”) pursuant to which the Issuer and the Canadian Subsidiary will acquire all of the issued and outstanding common shares of 180 Connect and assume the obligations (i) to issue shares of the Issuer’s common stock upon exercise of outstanding options and warrants to purchase common shares of 180 Connect, (ii) to issue shares of the Issuer’s common stock upon conversion of outstanding debentures convertible common shares of 180 Connect, and (iii) under outstanding stock appreciation rights of 180 Connect (the “Arrangement”). The Issuer’s Registration Statement on Form S-4 to register certain of the securities to be issued in the Arrangement was declared effective on August 9, 2007 and the related proxy statement/prospectus was mailed to the stockholders of the Issuer on August 10, 2007. A special meeting in lieu of an annual meeting of the stockholders of the Issuer has been scheduled for August 24, 2007 (the “2007 Meeting”). At the 2007 meeting, the stockholders of the Issuer will vote on the following proposals:

(1)	Arrangement Proposal: to adopt the Arrangement Agreement and approve the Arrangement;

(2)	Certificate Amendment Proposals:

•	To change the name of the Issuer to “180 Connect Inc.”;

•
To remove from the certificate of incorporation the Fifth Article, which relates to the operation of the Issuer as a blank check company prior to the consummation of a business combination, and to amend the classified board provisions of the Sixth Article to clarify when the terms of the three classes of directors expire;

•	To increase the authorized shares of common stock from 50,000,000 shares to 100,000,000 shares; and

•
to approve the authorization and issuance of a special voting share of the Issuer that will entitle the holder thereof to an aggregate number of votes, on any particular matter, proposition or question, equal to the number of exchangeable shares of the Canadian Subsidiary that are outstanding from time to time;

(3)	Long Term Incentive Plan Proposal: to adopt and approve the 2007 Long-Term Incentive Plan;

(4)
Auditor Selection Proposal: to ratify the selection by the board of directors of the Issuer of Ernst & Young LLP as the Issuer’s independent registered public accounting firm for the fiscal year ending December 31, 2007; and

(5)	The Director Election Proposal — to elect three directors to serve in three separate classes until their successors are duly elected and qualified.

Item 5. Interest in Securities of the Issuer

Mr. Balter beneficially owns 1,866,209 shares of the Issuer’s Common Stock which excludes 2,529,602 shares of Common Stock issuable upon the exercise of warrants which may become exercisable within 60 days from the date of this filing if (a) the Arrangement (described in Item 4 of this report) is consummated and (b) there is an effective registration statement covering the issuance of the shares. Mr. Balter beneficially owns 16.6% of the Issuer’s Common Stock issued and outstanding as of the date of this report. Mr. Balter is a citizen of the United States. Mr. Balter has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, 1,566,209 of such shares and shared power to vote or direct the vote of, and to dispose or direct the  disposition of, 300,000 of such shares. During the past 60 days, Mr. Balter effected purchases as described in Item 3 above.

The Balter LLC beneficially owns 300,000 shares of the Issuer’s Common Stock, or 2.7% of the Issuer’s Common Stock issued and outstanding as of the date of this report. Mr. Balter is the sole non-managing member of the Balter LLC, and his wife, Lisa Balter, is the sole managing member of the Balter LLC. Mr. Balter has shared power to vote or direct the vote of, and to dispose or direct the disposition of the 300,000 shares owned by The Balter LLC. The Balter LLC is a limited liability company formed under the laws of the state of Delaware. The business address for the Balter LLC is c/o Cooley Godward Kronish LLP, The Grace Building, 1114 Avenue of the Americas, New York, NY 10036. During the past five years, the Balter LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years the Balter LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Balter GRAT beneficially owns 200,000 shares of the Issuer’s Common Stock, or 1.7% of the Issuer’s Common Stock issued and outstanding as of the date of this report. Mr. Balter is a trustee of the Balter GRAT. Mr. Balter has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 200,000 shares owned by the Balter GRAT. The Balter GRAT is a trust formed for estate-planning purposes. The business address for the Balter GRAT is c/o Cooley Godward Kronish LLP, The Grace Building, 1114 Avenue of the Americas, New York, NY 10036. During the past five years, the Balter GRAT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years the Balter GRAT, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Slasky beneficially owns 1,353,984 shares of the Issuer’s Common Stock which excludes 1,264,798 shares of Common Stock issuable upon the exercise of warrants which may become exercisable within 60 days from the date of this filing if (a) the Arrangement (described in Item 4 of this report) is consummated and (b) there is an effective registration statement underlying the shares. Mr. Slasky beneficially owns 12.04% of the Issuer’s Common Stock issued and outstanding as of the date of this report. Mr. Slasky is a citizen of the United States. Mr. Slasky has the sole power to vote or direct the vote of, and to dispose or direct the disposition of all of such shares. During the past 60 days, Mr. Slasky effected purchases as described in Item 3 above.

The Slasky GRAT beneficially owns 300,000 shares of the Issuer’s Common Stock, or 2.7% of the Issuer’s Common Stock issued and outstanding as of the date of this report. Mr. Slasky is a trustee of the Slasky GRAT. Mr. Slasky has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 300,000 shares owned by the Slasky GRAT. The Slasky GRAT is a trust formed for estate-planning purposes. The business address for the Slasky GRAT is c/o Cooley Godward Kronish LLP, The Grace Building, 1114 Avenue of the Americas, New York, NY 10036. During the past five years, the Slasky GRAT has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years the Slasky GRAT, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Messrs. Balter and Slasky are party to a registration rights agreement with the Issuer pursuant to which the holders of a majority of the shares held by the stockholders party to the registration rights agreement can cause the Issuer to register all or a portion of the Issuer’s shares held by them beginning three months before the date on which any lock-up period applicable to such shares expires. In addition, these stockholders have certain “piggy-back” registration rights on registration statements filed subsequent to such date. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

All of the shares of Common Stock outstanding immediately prior to the Issuer’s initial public offering including the shares of Common Stock and units purchased by Messrs. Balter and Slasky, are subject to lock-up agreements with the Issuer and Wedbush Morgan Securities Inc., the representative of the underwriters in the Issuer’s initial public offering, restricting the sale of such securities. Such shares held by Messrs. Balter and Slasky, other than the shares purchased on August 8, 2007, will be released from such restrictions six months following consummation of the Arrangement.

Messrs. Balter and Slasky and the Issuer’s other officers and directors entered into voting agreements with 180 Connect pursuant to which they agreed to vote all shares of common stock acquired by them in connection with or following the initial public offering “FOR” the adoption of the arrangement proposal.

On August 8, 2007, Messrs. Balter and Slasky purchased an additional 853,709 and 341,484 shares of Common Stock, respectively. In connection with these purchases, Messrs. Balter and Slasky entered into a Letter Agreement with Satellite Asset Management (“Satellite”) and Ilan Slasky (the “Letter Agreement”) whereby Satellite agreed to vote all shares of Issuer’s Common Stock sold to Messr. Balter and Slasky “FOR” the adoption of each of the proposals described in Item 4 of this report.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.11 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141)), and incorporated herein by reference.

Exhibit 99.2 Form of Lock-up Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.7 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141)), and incorporated herein by reference.

Exhibit 99.3 Form of Voting Agreement among the Issuer and certain of the Issuer’s stockholders (included as Exhibit 9.7 to Issuer’s Registration Statement on Form S-4, as amended (Registration No. 333-143319)), and incorporated herein by reference.

Exhibit 99.4 Arrangement Agreement among the Issuer, 180 Connect Inc. and 6732097 Canada Inc. (included as Exhibit 10.1 to Issuer’s Current Report on Form 8-K (SEC File No. 000-51456), filed with the Commission on March 15, 2007 and incorporated herein by reference.

Exhibit 99.5 Amendment No. 1 to the Arrangement Agreement among the Issuer, 180 Connect Inc. and 6732097 Canada Inc. (included as Exhibit 2.5 to Issuer’s Registration Statement on Form S-4, as amended (Registration No. 333-143319)) and incorporated herein by reference.

Exhibit 99.6 Amendment No. 2 to the Arrangement Agreement among the Issuer, 180 Connect Inc. and 6732097 Canada Inc. (included as Exhibit 2.6 to Issuer’s Registration Statement on Form S-4, as amended (Registration No. 333-143319)) filed with the Commission on March 15, 2007 and incorporated herein by reference.

*Exhibit 99.7 Letter Agreement among Howard S. Balter, Ilan M. Slasky and Satellite Asset Management dated August 7, 2007.

*Exhibit 99.8 Agreement between Howard S. Balter and Ilan M. Slasky regarding filing of joint Schedule 13D.

* Filed herewith

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 20, 2007
Date

/s/ Howard S. Balter
Signature

Howard S. Balter
Name/Title

/s/ Ilan M. Slasky
Signature

Ilan M. Slasky
Name/Title

EXHIBIT INDEX

Exhibit No.	Description

99.1
Form of Registration Rights Agreement entered into by the Issuer and certain of its stockholders (included as Exhibit 10.11 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141), and incorporated herein by reference.

99.2
Form of Lock-up Agreement among the Issuer, the Representative and certain of the Issuer’s stockholders (included as Exhibit 10.7 to Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-124141), and incorporated herein by reference.

99.3
Form of Voting Agreement among the Issuer and certain of the Issuer’s stockholders (included as Exhibit 9.7 to Issuer’s Registration Statement on Form S-4, as amended (Registration No. 333-143319), and incorporated herein by reference.

99.4
Arrangement Agreement among the Issuer, 180 Connect Inc. and 6732097 Canada Inc. (included as Exhibit 10.1 to Issuer’s Current Report on Form 8-K (SEC File No. 000-51456), filed with the Commission on March 15, 2007 and incorporated herein by reference

99.5
Amendment No. 1 to the Arrangement Agreement among the Issuer, 180 Connect Inc. and 6732097 Canada Inc. (included as Exhibit 2.5 to Issuer’s Registration Statement on Form S-4, as amended (Registration No. 333-143319)) and incorporated herein by reference.

99.6
Exhibit 99.6 Amendment No. 2 to the Arrangement Agreement among the Issuer, 180 Connect Inc. and 6732097 Canada Inc. (included as Exhibit 2.6 to Issuer’s Registration Statement on Form S-4, as amended (Registration No. 333-143319)) filed with the Commission on March 15, 2007 and incorporated herein by reference.

99.7*	Letter Agreement among Howard S. Balter, Ilan M. Slasky and Satellite Asset Management dated August 7, 2007.

99.8*	Agreement between Howard S. Balter and Ilan M. Slasky regarding filing of joint Schedule 13D.

* Filed herewith.